Exhibit 99.1

Copa Holdings Announces Fourth Quarter and Full Year Financial Results Release Schedule

PANAMA CITY, Jan. 16, 2020 /PRNewswire/ — Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter and Full Year 2019

Date:	February 12, 2020

Time:	After US market close

This release will be available in our website: https://copa.gcs-web.com/financial-information/quarterly-results

Earnings Conference Call and Webcast

Date:	February 13, 2020

Time:	11:00 AM US ET (11:00 AM Local Time)

Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)

Webcast:	https://copa.gcs-web.com/events-and-presentations

Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing enough time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 102 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NG aircraft and 14 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:	Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774